

August 24, 2010

Todd R. Peters
Chief Executive Officer
ATC Technology Corporation
1400 Opus Place, Suite 600
Downers Grove, IL 60515

> **Re: ATC Technology Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 28, 2010**
> **Form 10-Q for the Fiscal Period Ended March 31, 2010**
> **Filed April 27, 2010**
> **Form 10-Q for the Fiscal Period Ended June 30, 2010**
> **Filed July 27, 2010**
> **File No. 000-21803**

Dear Mr. Peters:

We have reviewed your responses and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 8

1. We note your response to comment seven in our letter dated August 3, 2010, including your statement that you will revise your future disclosure to indicate that the "business objectives" are personal objectives that are viewed in totality by the compensation committee. Please also confirm that you will disclose in future filings the personal objectives established for each named executive officer.

2. We note your response to comment nine in our letter dated August 3, 2010. Please further revise your proposed revised disclosure to provide the baseline revenue and operating income levels against which the CAGR targets are being measured.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director